Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SUCCESSFUL DELIVERY OF ITS FOURTEENTH PRODUCT TANKER, M/T 'ALEXANDROS II'

ATHENS, Greece, January 29, 2008 -- Capital Product Partners L.P. (Nasdaq:CPLP) announced today that it has taken successful delivery of its fourteenth product tanker, M/T "Alexandros II", from STX Shipbuilding Co., Ltd., a Korean shipyard, on January 29, 2008.

M/T "Alexandros II" has a carrying capacity of 51,257 dwt and is capable of transporting a range of refined oil products, chemicals (including ethanol and biodiesel feedstock), and crude oil worldwide. The vessel has been fixed under a bareboat charter commencing at the time of delivery with Overseas Shipholding Group Inc., for ten years at a base rate of $13,000 per day. The vessel's purchase price of $48 million has been fully funded through a drawdown on CPLP’s existing revolving credit facility.

The M/T "Alexandros II" is the first of three 51,000 dwt MR chemical/product tanker sister vessels to be delivered in 2008. The remaining two vessels are scheduled for delivery in June and August of this year. Overseas Shipholding Group Inc. has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter, which option is exercisable six months before the date of completion of the relevant year of the charter.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of product tankers. The Partnership owns 14 modern product tankers, including 12 Ice Class 1A medium-range tankers and one small tanker, and has an agreement to purchase two additional MR product tankers from Capital Maritime & Trading Corp. All 16 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts, including statements regarding the expected delivery of vessels, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Merete Serck-Hanseen
SVP Finance
Capital Maritime & Trading Corp.
+1 (203) 539-6026
mserckhanssen@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com